Exhibit 99


May 9, 2002

Securities and Exchange Commission
450 Fifth St., NW
Washington, D.C. 20549


         RE: AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS OF INTERSHOP COMMUNICATIONS AG, AS OF DECEMBER 31, 2001


Ladies and Gentlemen,

Pursuant to SEC Release No. 33-8070, we are filing this letter to disclose the representations that were made to us by ARTHUR ANDERSEN
Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH ("ARTHUR ANDERSEN") in connection with its audit of our consolidated financial statements, as of December 31, 2001.

In its letter dated May 8, 2002, Arthur Andersen represented to Intershop Communications AG that Arthur Andersen's audit was subject to its quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Sincerely,

Intershop Communications AG


/s/ STEPHAN SCHAMBACH
____________________________
Name: Stephan Schambach
Title: Chairman and CEO